Loeb & Loeb LLP 345 Park Avenue New York, NY 10154	Main 212.407.4000 Fax 212.407.4990

September 24, 2013

Mr. Duc Dang Special Counsel U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-3628

Re:	Prime Acquisition Corp. Schedule TO-I/A Filed September 18, 2013 File No. 005-86162

Dear Mr. Dang:

On behalf of our client, Prime Acquisition Corp., a Cayman Islands company(the “Company”), we hereby provide responses to comments issued in a letter dated September 24, 2013 (the “Staff’s Letter”) regarding the Company’s Schedule TO-I/A (File No. 005-86162) (the “I/A”). Contemporaneous with this submission, we are filing on the EDGAR system a complete copy of Amendment No. 3 to the Schedule TO and related Materials (the “Amendment”) reflecting the responses of the Company below.

In order to facilitate your review, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.

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A limited liability partnership including professional corporations

Mr. Duc Dang U.S. Securities and Exchange Commission September 24, 2013 Page 2

Exhibit (a)(1)(A)

General

1.	We note your response to comment 2 from our letter dated September 17, 2013. We note that by encouraging current investors not to tender, you are attempting to prevent a decrease in your shareholder base, but you are not increasing your base. Please revise your disclosure accordingly.

COMPANY RESPONSE: The disclosure on pages (ii), 19 and 32 of the Offer Letter has been revised in accordance with the Staff’s comment.

Management Agreement, page 10

2.	We note your revised disclosure in response to comment 4. Please advise us as to whether you have an agreement in place with Consorzio San Marco Innovazione. If so, please describe the material provisions of the agreement or tell us why this is not necessary.

COMPANY RESPONSE: The disclosure on pages 10 and 63 of the Offer Letter has been revised to clarify that no agreement is yet in place with Consorzio San Marco Innovazione.

Private Placement, page 14

3.	We note your revised disclosure in response to comment 5. Please tell us whether there is any significance to the 9% discount rate or whether this was arbitrarily determined.

COMPANY RESPONSE: The 9% discount was an arbitrary discount negotiated by the Company and Radiomarelli. The disclosure on page 71 of the Offer Letter has been revised to indicate that the discount was an arbitrary amount negotiated by the parties.

Mr. Duc Dang U.S. Securities and Exchange Commission September 24, 2013 Page 3

Green Certificate Market Trends, page 56

4.	We note your revised disclosure in response to comment 6. We note your comparisons of the first 9 months of 2012 with the “same period in 2013.” Since the first 9 months of 2013 have not yet elapsed, please clarify whether these figures are to date or whether they represent some other time period.

COMPANY RESPONSE: The disclosure on page 56 of the Offer Letter has been revised to indicate that the figures were through September 17, 2013.

The Acquisition, page 63

5.	We note your response and revised disclosure in response to comment 9. Please revise your disclosure to explain how you will determine the value of the green certificates for purposes of calculating the management fee. Revise to clarify what you mean by “agreed upon value,” i.e., whether this represents the purchase price or some other amount. Please similarly clarify how you will value the real estate assets for purposes of calculating the management fee.

COMPANY RESPONSE: The disclosure on pages 10 and 63 of the Offer Letter has been revised in accordance with the Staff’s comments.

Transaction Value Agreement, page 69

6.	Please revise your disclosure to clarify, if accurate, that this agreement has no termination date and that it will continue indefinitely.

COMPANY RESPONSE: The disclosure on page 70 of the Offer Letter has been revised in accordance with the Staff’s comments.

Green Certificate Transactions, page 72

7.	We note your responses to comments 6 and 17 and the revised disclosure on page 73. Please discuss the margins associated with producing and selling green certificates. For instance, discuss the minimum price a certificate would need to be to cover the cost of generating the required electricity to acquire the green certificate.

Mr. Duc Dang U.S. Securities and Exchange Commission September 24, 2013 Page 4

COMPANY RESPONSE: The disclosure on pages 52 and 73 of the Offer Letter has been revised to indicate that the production and sale of electricity by photovoltaic plants, without taking into account the sale of green certificates, is profitable in Romania, and that, therefore, disruption in the production of green certificates is not anticipated.

Index to Financial Statements, page F-1

8.	Please change the period referenced in regards to the pro forma financial statements to state that the pro forma financial statements are as of December 31, 2012 and the year then ended.

COMPANY RESPONSE: The index to the financial statements has been corrected to correctly reflect the date of December 31, 2012.

Unaudited Pro Forma Condensed Statement of Operations for the year ended December, 31, 2012, page F-37

9.	Please revise to include adjustment number 3 within General and Administrative expenses as opposed to Depreciation, Amortization, and Impairment.

COMPANY RESPONSE: The disclosure on page F-37 of the Offer Letter has been revised in accordance with the Staff’s comments.

Mr. Duc Dang U.S. Securities and Exchange Commission September 24, 2013 Page 5

The Company has authorized me to acknowledge on its behalf that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments of changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4866.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso

Loeb & Loeb LLP